Electronic Articles of Incorporation
For

P14000031644
FILED
April 08, 2014
Sec. Of State
sgilbert

FOOT GLOVE PERFORMANCE FOOTWEAR INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

FOOT GLOVE PERFORMANCE FOOTWEAR INC

Article II

The principal place of business address:

8002 ROYAL HUNT DRIVE
PANAMA CITY BEACH, FL.   32407

The mailing address of the corporation is:

8317 FRONT BEACH RD
SUITE 21
PANAMA CITY BEACH, FL.   32407

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

100000

Article V

The name and Florida street address of the registered agent is:

M & J ACCOUNTING LLC
8317 FRONT BEACH RD
SUITE 21
PANAMA CITY BEACH, FL.   32407

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: ZANIE FAMBRO

P14000031644
FILED
April 08, 2014
Sec. Of State
sgilbert

Article VI

The name and address of the incorporator is:

UGANDA WILLIAMS
8002 ROYAL HUNT DR

PANAMA CITY BEACH, FL 32407

Electronic Signature of Incorporator: UGANDA WILLIAMS

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
UGANDA M WILLIAMS SR
8002 ROYAL HUNT DRIVE
PANAMA CITY BEACH, FL. 32407

Article VIII

The effective date for this corporation shall be:

04/07/2014

P14 0000 31644

_____

(Requestor's Name)

_____

(Address)

_____

(Address)

_____

(City/State/Zip/Phone #)

☐ PICK-UP   ☐ WAIT   ☐ MAIL

_____

(Business Entity Name)

_____

(Document Number)

Certified Copies _____   Certificates of Status _____

Special Instructions to Filing Officer:

Office Use Only



100336616111

11/12/19--01046--017 **35.00

FILED
2019 NOV 12 P 3: 59
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

T. LEVIEUX

DEC 0 9 2019

COVER LETTER

TO: Amendment Section
    Division of Corporations

NAME OF CORPORATION: FOOTGLOVE PERFORMANCE FOOTWEAR INC.

DOCUMENT NUMBER: P14000031644

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

UGANDA WILLIAMS

_____
Name of Contact Person

FOOTGLOVE PERFORMANCE FOOTWEAR INC.

_____
Firm/ Company

8317 FRONT BEACH ROAD SUITE 36

_____
Address

PANAMA CITY BEACH, FL 32407ZA

_____
City/ State and Zip Code

ZANIE@MNJACCOUNTING.COM

_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

UGANDA WILLIAMS   at (850) 960-0477
_____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☑ $35 Filing Fee	☐ $43.75 Filing Fee & Certificate of Status	☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)	☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
Clifton Building
2661 Executive Center Circle
Tallahassee, FL 32301

Articles of Amendment
to
Articles of Incorporation
of

FOOTGLOVE PERFORMANCE FOOTWEAR INC.

FILED

(Name of Corporation as currently filed with the Florida Dept. of State)

P14000031644

2019 NOV 12 P 3: 59

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

A. If amending name, enter the new name of the corporation:

_____The new
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation
"Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the
word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

_____

_____

_____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

_____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent _____

_____
(Florida street address)

New Registered Office Address: _____, Florida_____
                                          (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____
2) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____
3) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____
4) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____
5) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____
6) ___ Change	___	_____	_____
___ Add			_____
___ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
   (Attach *additional sheets, if necessary).*   *(Be specific)*

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares,
   provisions for implementing the amendment if not contained in the amendment itself:
   (if not applicable, indicate N/A)
ARTICLE IV - Please change the number of authorized shares from 5,000,000 to 10,000,000

_____

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: _____, if other than the date this document was signed.

Effective date if applicable: _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   (CHECK ONE)

■ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

   "The number of votes cast for the amendment(s) was/were sufficient for approval

   by _____."
                              (voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated___*10/31/2019*_____

Signature ___*Uganda M. Williams Sr.*_____
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)
UGANDA M. WILLIAMS, SR.

___*Uganda m. Williams Sr.*_____
          (Typed or printed name of person signing)
CHIEF EXECUTIVE OFFICER

_____
(Title of person signing)